Exhibit 20.1

INTRADO ANNOUNCES SECOND QUARTER 2004 RESULTS

Earnings per Fully Diluted Share of $0.01 on Total Revenue of $32.3 million

July 22, 2004 (Longmont, Colo.)— Intrado Inc. (NASDAQ:TRDO), today announced second quarter 2004 results:

•                  For the three months ended June 30, 2004, the Company reported revenue of $32.3 million, up 7% from $30.2 million in the second quarter last year.

•                  Net income for the second quarter of 2004 was $171,000, or $0.01 per fully diluted share, compared to $2.6 million, or $0.16 per fully diluted share, for the same period in 2003.

•                  Cash flow for the second quarter was negative $8.2 million compared to positive $10.6 million for the same period in 2003.

•                  Free cash flow (cash used in operating activities of $333,000, less cash used in investing activities of  $2.9 million) for the second quarter of 2004 was a use of cash of $3.3 million, compared to $7.9 million for the same period in 2003 (cash provided by operating activities of $10.1 million, less cash used in investing activities of $2.2 million).

Second quarter results were below expectations, primarily due to a one-quarter delay in recognition of approximately $2.0 million in revenue related to the completion of significant license revenue projects.  In addition, management determined that a $2.5 million charge for the write-down of certain capitalized software costs, including the Commercial Database Group (CDG) systems, was necessary. The impairment decision was based on the continued limited visibility regarding currently forecasted revenue opportunities.

“We are disappointed by our second quarter results, specifically our license revenue,” observed George Heinrichs, Intrado chairman and chief executive officer.  “We expect to capture the full value of the delayed license projects in the third quarter, but we caution our investors that license revenue movement from quarter to quarter is an ongoing possibility for future projects. Our core business remains strong, we continue to expand our presence in new markets and we remain confident about our long-term outlook.”

Recent Highlights

•                  Intrado unveiled its blueprint for the next generation of emergency communications with the launch of the Intrado® Intelligent Emergency Network™ (IEN) – a robust emergency communications architecture that addresses the nation’s expanding public safety needs.

•                  Intrado formed an alliance with Alcatel to host Alcatel’s Multimedia Messaging Services (MMS) product suite.  This agreement expands Intrado’s suite of mobile messaging products and reinforces its leadership position in wireless hosted services.

•                  Intrado continued to enlarge its footprint in the VoIP market with an agreement to provide Primus Telecommunications, Inc. with 9-1-1 services for its VoIP subscribers.   Intrado leads the market in the delivery of VoIP 9-1-1 services.

•                  Intrado received a coveted 2004 Telematics in Action award in conjunction with Greater Harris County Emergency 9-1-1 Network, Cross Country Automotive Services (Cross Country), and Roadside Telematics Corporation for their revolutionary Enhanced Crash Notification Safety Pilot.

•                  Stephen Meer, Intrado co-founder and Chief Technology Officer, was appointed to the Federal Communication Commission’s (FCC) Network Reliability and Interoperability Council VII (NRIC VII) reflecting Intrado’s ongoing role in crafting the next generation of emergency communications.

Intrado also updated its outlook for the year to a more conservative, but still profitable and growing model based on a number of individual factors:

•                  Two wireless contract renewals with earlier timing and greater scope are now reflected in Intrado’s revenue forecast.  As a result, certain revenue that Intrado expected to recognize in the second half of 2004 from its original contract will be recognized over the renewal periods that extend beyond 2004.  These renewals are good news for Intrado shareholders because they extend and protect Intrado’s revenue stream, but move approximately $3 million in planned revenue with associated costs to future periods beyond 2004.

•                  Intrado is experiencing a more rapid decrease in CLEC revenue than previously anticipated.  However, its 2003 strategic investment and sales focus on VoIP has begun to pay off in the form of several contract successes in the VoIP market, including most of the major providers.  Current trending data indicates that VoIP performance will begin to compensate for CLEC reductions by late 2004 or early 2005.  While there is a revenue impact in 2004, Intrado believes this is the right approach for creation of long-term value.

•                  Although revenue visibility is limited, Intrado has been and continues to be engaged in a substantial effort to retool the Commercial Database Group (CDG) systems to serve the larger commercial data opportunities and will announce more details at a later date.  Meanwhile, it is discounting anticipated revenue from those sources for the remainder of the year.

•                  Based on recent experience with growing overall software license revenue streams in both domestic and international markets, Intrado is taking a more conservative view in its forecasts for the bmd subsidiary and its license operations in North America.   Early indicators are strong for the new bmd product suite in North America, but Intrado remains cautious about the timing of adoption and has reflected that caution in its total licensed product forecast.

•                  As previously announced, Intrado has refocused the IntelliCast program on large and very large opportunities.  Intrado recently signed a limited trial agreement with an agency of the federal government responsible for public warning.   Targeting large and very large accounts has reduced the total number of individual deals and has made forecasting more challenging, but is expected to provide a larger and more visible return for shareholders.  As a result, Intrado has taken a more conservative forecasting approach in this business.

•                  Intrado’s Sarbanes Oxley compliance costs continue to escalate and are beginning to have a material impact on its business.  Intrado estimates direct and indirect costs to exceed $1 million for this year.

Business Unit Performance Summary

Wireline:  Wireline revenue decreased to $18.8 million in the second quarter of 2004, down 7% from $20.2 million in the second quarter of 2003.

Wireless:  Wireless revenue for the second quarter of 2004 grew 35% to $12.9 million, up from $9.6 million in the second quarter of 2003.

New Markets:  New Markets revenue increased 66%, from $0.4 million for the second quarter of 2003 to $0.6 million in the second quarter of 2004.

Indirect Overhead Expenses: Total indirect overhead expenses (defined as sales and marketing costs of $4.9 million, general and administrative costs of $6.0 million and research and development costs of $0.8 million) increased to $11.7 million in the second quarter of 2004, up 15% from $10.2 million in the second quarter of 2003 (defined as sales and marketing costs of $4.0 million, general and administrative costs of $5.6 million and research and development costs of $0.6 million).

Intrado finished the quarter with $30.4 million in cash, down $8.2 million from $38.6 million at March 31, 2004.  As of June 30, 2004, Intrado had $17.2 million available under its revolving line of credit with GE Capital and an additional $9.1 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 62 days at June 30, 2004 compared to 54 days at June 30, 2003.  DSOs equal gross accounts receivable plus unbilled revenue divided by total quarterly revenue, times 90 days.

Third Quarter 2004 Outlook

The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from current expectations.

Intrado’s expectations for third quarter 2004 revenue range between $32.5 million and $35.9 million.

Intrado’s third quarter 2004 expectations for net income range between $1.5 million and $4.1 million, with an estimated effective tax rate of 38.0%.  On a diluted basis, third quarter 2004 earnings per share is expected to range between $0.08 and $0.22 per share on a projected share base of 18.4 million.

Intrado anticipates that free cash flow (as defined above) will range between $2.1 million and $6.3 million in the third quarter of 2004, consisting of net cash provided by operating activities ranging between $5.5 million and $9.7 million, less estimated capital expenditures of $1.2 million and estimated capitalized software development costs of $2.2 million.

Intrado expects third quarter 2004 sales and marketing expenses to range between $5.2 and $5.4 million; general and administrative expense to range between $4.9 and $5.8 million; and research and development costs to be approximately $750,000.

Additionally, Intrado provides the following performance guidance for each of its three business units:

Wireline:  Outlook for third quarter 2004 revenue ranges between $20.2 and $21.5 million.  Direct costs are estimated to range between $10.4 and $11.0 million.

Wireless:  Outlook for third quarter revenue ranges between $11.6 and $13.4 million.  Direct costs are estimated to be approximately $6.5 million.

New Markets:  Outlook for third quarter revenue ranges between $750,000 and $900,000.  Direct costs are estimated to be approximately $1.0 million.

Full Year 2004 Outlook

Intrado’s expectations for 2004 financial performance include:

•                  Total revenue between $131 and $140 million.

•                  Gross margin between 43% and 48%, including the impairment charge of $2.5 million in Q2 2004.

•                  Net Income after taxes between $6.5 and $12.6 million, or $0.35 to $0.68 per diluted share.

The weighted average fully diluted shares outstanding are estimated to be 18.2 million shares for the year.

Total investments in capitalized software development projects will be approximately $9.0 million in 2004.  Net income estimates for 2004 also include approximately $6.2 million in amortization expense from previously capitalized software investments, estimated depreciation expense of $8.6 million and amortization of intangibles of approximately $1.7 million.

Capital expenditures for property and equipment in 2004 are estimated to range between $3 million and $5 million.

Cash provided from operating activities is estimated to range between $17 million and $25 million.  The estimates are dependent on actual revenue mix in the Wireline unit, its billing cycle and resulting impacts on accounts receivable during the second half of fiscal 2004.

Free cash flow (cash flow from operations less investments in capital expenditures and capitalized software development projects) is estimated to range between approximately $4.2 and $12.2 million.

Conference Call Webcast

Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on July 22, 2004 at 4:30 p.m. ET, 2:30 p.m. MT, and 1:30 p.m. PT to discuss second quarter 2004 results.  To participate, access the Company’s Web site at www.intrado.com and click on the Intrado® Q2 Earnings Call Webcast button under the caption “Headlines.”

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation’s 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company’s unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

Additional information on Intrado, its products and services, and past press releases can be found at the Company’s Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures.  Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company’s operating performance and capital resources.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management.  Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct.  Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to the following:

•                  our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•                  our ability to integrate businesses and assets that we have acquired or may acquire;

•                  whether our efforts to expand into European and other international markets will prove to be economically viable;

•                  adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•                  whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  competition in service, price and technological innovation from entities with substantially greater resources than us;

•                  constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

•                  our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our Commercial Database Group and IntelliCastSM Target Notification services;

•                  the unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•                  the potential for liability claims, including product liability claims relating to our software;

•                  technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our liquidity;

•                  the possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards and/or research and development tax credits;

•                  developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

•                  developments in governance, accounting and financial regulation, including Section 404 of the Sarbanes-Oxley Act of 2002 and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement.  These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings.  Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Michael D. Dingman, Jr.

Chief Financial Officer

Intrado Inc.

720.494.6504 mdingman@intrado.com

[Financial Tables to Follow]

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INTRADO INC.
CONSOLIDATED STAEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Data)
(Unaudited)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2004	2003	2004	2003

Revenue:
Wireline business unit	$18,780	$20,178	$39,209	$41,049
Wireless business unit	12,925	9,590	23,787	18,216
New Markets business unit	636	383	1,477	755
Total revenue	32,341	30,151	64,473	60,020

Costs and expenses:
Wireline business unit	9,961	9,293	20,874	19,580
Wireless business unit	7,005	5,137	12,809	10,393
New Markets business unit	3,029	1,160	4,351	2,375
Sales and marketing	4,943	4,032	9,567	8,442
General and administrative	6,016	5,582	11,570	11,679
Research and development	756	638	1,339	1,240
Total costs and expenses	31,710	25,842	60,510	53,709
Income from operations	631	4,309	3,963	6,311

Other income (expense):
Interest and other income	93	53	180	88
Interest and other expense	(326)	(356)	(694)	(622)
Net income before income taxes	398	4,006	3,449	5,777

Income tax expense	227	1,422	1,357	2,051

Net income	$171	$2,584	$2,092	$3,726

Net income per share:
Basic	$0.01	$0.17	$0.12	$0.24
Diluted	$0.01	$0.16	$0.12	$0.23

Shares used in computing net income per share:
Basic	17,069,354	15,540,614	16,937,933	15,542,809
Diluted	18,072,533	16,353,153	18,114,282	16,101,629

INTRADO INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
(Unaudited)

	June 30, 2004	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$30,393	$37,981
Accounts receivable, net of allowance for doubtful accounts of approximately $332 and $357, respectively	20,856	15,678
Unbilled revenue	1,281	1,560
Prepaids and other	3,271	1,695
Deferred contract costs	4,805	4,195
Deferred income taxes-current portion	10,131	11,105

Total current assets	70,737	72,214

Property and equipment, net	23,698	26,220
Goodwill, net of accumulated amortization of $1,394	43,425	24,517
Other intangibles, net	4,831	5,586
Deferred contract costs	2,737	2,865
Software development costs, net	13,823	12,910
Other assets	560	955

Total assets	$159,811	$145,267

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,226	$10,906
Current portion of capital lease obligations	2,032	2,935
Current portion of notes payable	4,250	4,250
Mandatorily redeemable preferred stock payable	4,295	4,435
Deferred contract revenue	17,027	15,733

Total current liabilities	36,830	38,259

Capital lease obligations, net of current portion	1,351	1,488
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,641	1,566
Notes payable, net of current portion	3,750	5,917
Mandatorily redeemable preferred stock payable	—	4,159
Deferred contract revenue	6,172	6,355
Deferred tax liability	311	1,081

Total liabilities	52,055	60,825

Stockholders’ equity:
Common stock	19	16
Additional paid-in-capital	110,163	88,944
Accumulated deficit	(2,426)	(4,518)
Total stockholders’ equity	107,756	84,442

Total liabilities and stockholders’ equity	$159,811	$145,267

INTRADO INC.
CONSOLIDATED
STATEMENT OF CASH FLOWS
(Dollars in Thousands)
(Unaudited)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2004	2003	2004	2003

Cash flows from operating activities:
Net income	$171	$2,584	$2,092	$3,726
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,966	4,036	7,845	8,068
Asset impairment charge	2,536	—	2,536	—
Tax benefit for stock option exercises	289	166	1,302	226
Stock-based compensation	31	54	101	54
Deferred income taxes	(63)	1,255	39	1,824
Other adjustments	(18)	(20)	168	37
Change in-
Accounts receivable and unbilled revenue	(6,500)	1,838	(4,716)	3,560
Prepaids and other	(142)	350	(1,100)	451
Deferred contract costs	(115)	(622)	(421)	(820)
Accounts payable and accrued liabilities	(1,828)	108	(2,174)	1,475
Deferred revenue	1,340	395	997	(1,869)
Net cash provided by (used in) operating activities	(333)	10,144	6,669	16,732

Cash flows from investing activities:
Acquisition of property and equipment	(321)	(1,134)	(806)	(2,063)
Acquisition of business, net of cash acquired	20	—	(4,354)	—
Capitalized software development costs	(2,616)	(1,102)	(4,587)	(2,530)
Net cash used in investing activities	(2,917)	(2,236)	(9,747)	(4,593)

Cash flows from financing activities:
Principal payments on capital lease obligations	(804)	(930)	(1,762)	(1,807)
Principal payments on notes payable and Lucent inventory payable	(5,380)	(1,349)	(6,464)	(2,712)
Proceeds from notes payable	—	3,900	—	3,900
Proceeds from exercise of options, warrants and employee stock purchase plan	1,192	1,055	3,712	1,696
Net cash provided by (used in) financing activities	(4,992)	2,676	(4,514)	1,077
Effect of exchange rate changes on cash	4	—	4	—
Net increase (decrease) in cash and cash equivalents	(8,238)	10,584	(7,588)	13,216
Cash and cash equivalents, beginning of period	38,631	15,527	37,981	12,895
Cash and cash equivalents, end of period	$30,393	$26,111	$30,393	$26,111

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$685	$—	$979	$36

Supplemental reconciliation of free cash flow and net free cash flow
Net cash provided by (used in) operating activities	$(333)	$10,144	$6,669	$16,732
Net cash used in investing activities	(2,937)	(2,236)	(5,393)	(4,593)
Free Cash Flow	(3,270)	7,908	1,276	12,139
Acquisition, net of cash acquired	20	—	(4,354)	—
Net cash provided by (used in) financing activities	(4,992)	2,676	(4,514)	1,077
Net Free Cash Flow	$(8,242)	$10,584	$(7,592)	$13,216